SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    --------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2004

                                  Serono S.A.
                       -----------------------------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                Case Postale 54
                                CH-1211 Geneva 20
                                  Switzerland
                       -----------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                       -----------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form  20-F  X  Form  40-F
               -----          -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).)
                                                       -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).)
                                                       -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes     No  X
        -----  -----

     (If  "Yes"  is  marked,  indicate  below  the  file  number assigned to the
registrant in connection with Rule 12g3-2(b): 82-     )
                                                 -----

                                                                          SERONO


Media Release



FOR IMMEDIATE RELEASE
---------------------



                REBIF(R) NOW AVAILABLE WITH THE THINNEST NEEDLE
                      IN A READY-TO-USE PRE-FILLED SYRINGE
                    FOR THE TREATMENT OF MULTIPLE SCLEROSIS



GENEVA, SWITZERLAND, MARCH 30, 2004 - Serono (virt-x: SEO and NYSE: SRA), announced today the launch of its new 29 gauge-needle pre-filled syringe of Rebif(R), the thinnest needle in a ready to use pre-filled syringe for the treatment of multiple sclerosis.

"The new Rebif(R) pre-filled syringe illustrates once again Serono's commitment to improving patients' quality of life," said Franck Latrille, Serono's Senior Executive Vice President Global Product Development. "Having Rebif(R) in a ready to use pre-filled syringe with such a thin needle will make its subcutaneous administration easier for patients. In addition to improving patients' quality of life, easy administration is a key factor in ensuring a good compliance to treatment."

A study conducted in Denmark showed that 86% of Rebif(R) -treated patients found that injections were easier and less painful using the new needle. The pre-filled syringe of Rebif(R) with the new needle is available in the same dosages as the previous version and will continue to carry the same indication. It is currently being launched in Europe and will be available worldwide by the end of 2004.


                                                                             1/2

ABOUT  REBIF(R)
Rebif(R) (interferon beta-1a) is a disease-modifying drug used to treat relapsing forms of multiple sclerosis and is similar to the interferon beta protein produced by the human body. Interferon helps modulate the body's immune system, fight disease and reduce inflammation.
Rebif(R), which was approved in Europe in 1998 and in the US in 2002, is registered in more than 80 countries worldwide. In the United States, Rebif(R) is co-promoted by Serono and Pfizer Inc.

ABOUT  MULTIPLE  SCLEROSIS
Multiple sclerosis is a chronic, inflammatory condition of the nervous system and is the most common, non-traumatic, neurological disease in young adults. Multiple sclerosis may affect approximately two million people worldwide. While symptoms can vary, the most common symptoms of multiple sclerosis include blurred vision, numbness or tingling in the limbs and problems with strength and coordination. The relapsing forms of multiple sclerosis are the most common.

                                       ###
Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 25, 2004. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

                                       ###

ABOUT  SERONO
Serono is a global biotechnology leader. The Company has seven recombinant products, Rebif(R), Gonal-F(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Serostim(R), Saizen(R) and Zorbtive(TM) (Luveris(R) is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are approximately 30 ongoing development projects.

In 2003, Serono achieved worldwide revenues of US$2,018.6 million, and a net income of US$390.0 million, making it the third largest biotech company in the world. Its products are sold in over 90 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).


FOR MORE INFORMATION, PLEASE CONTACT:

SERONO IN GENEVA, SWITZERLAND:
MEDIA  RELATIONS:            INVESTOR  RELATIONS:
Tel:  +41-22-739 36 00       Tel:  +41-22-739 36 01
Fax:  +41-22-739 30 85       Fax:  +41-22-739 30 22
http://www.serono.com        Reuters: SEOZ.VX / SRA.N
---------------------        Bloomberg: SEO VX / SRA US

SERONO, INC., ROCKLAND, MA:
INVESTOR  RELATIONS:
Tel.  +1 781 681 2552
Fax:  +1 781 681 2912
www.seronousa.com
-----------------


                                                                             2/2

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         SERONO S.A.
                                         a Swiss corporation
                                         (Registrant)



March 30, 2004                           By:     /s/  Allan  Shaw
                                                 -----------------------------
                                         Name:   Allan Shaw
                                         Title:  Chief Financial Officer